SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2023

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the first three-month period ended March 31, 2023 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the first three-month period ended March 31, 2023 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed yet by KEPCO’s independent accountants, Ernst & Young Han Young, or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the first three-month period ended March 31, 2023 and 2022

(Unit : in billions of Korean Won)	March 31, 2023	March 31, 2022	Change
	Three-month period ended	Three-month period ended
Operating revenues	21,594	16,464	5,130
Operating income (loss)	-6,178	-7,787	1,609
Income (Loss) before income tax	-6,855	-8,105	1,250
Net income (loss)	-4,911	-5,926	1,015
Net income (loss) attributable to owners of the company	-4,947	-5,953	1,006

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the first three-month period ended March 31, 2023 and 2022

(Unit : in billions of Korean Won)	March 31, 2023	March 31, 2022	Change
	Three-month period ended	Three-month period ended
Operating revenues	20,910	16,016	4,894
Operating income (loss)	-6,347	-9,162	2,815
Income (Loss) before income tax	-6,708	-9,031	2,323
Net income (loss)	-4,932	-6,477	1,545

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name: Park, WooGun
Title: Vice President

Date: May 12, 2023